UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

PEDEVCO CORP.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

70532Y303

(CUSIP Number)

Dr. Simon G. Kukes

575 N. Dairy Ashford

Energy Center II, Suite 210

Houston, Texas 77079

Telephone: (713) 969-5027

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 26, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70532Y303	SCHEDULE 13D	Page 2 of 6

1	NAME OF REPORTING PERSONS SK Energy LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Common Stock
	8	SHARED VOTING POWER 51,791,325 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 51,791,325 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,791,325 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.4% of the Issuer’s outstanding Common Stock*
14	TYPE OF REPORTING PERSON OO

* Based on 85,790,267 shares of common stock issued and outstanding as of September 26, 2022, as confirmed by the Issuer’s transfer agent on such date.

CUSIP No. 70532Y303	SCHEDULE 13D	Page 3 of 6

1	NAME OF REPORTING PERSONS Simon Kukes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,789,498
	8	SHARED VOTING POWER 51,807,658 shares of Common Stock(1)(2)
	9	SOLE DISPOSITIVE POWER 4,789,498
	10	SHARED DISPOSITIVE POWER 51,807,658 shares of Common Stock(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,597,156 shares of Common Stock(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.0% of the Issuer’s outstanding Common Stock*
14	TYPE OF REPORTING PERSON IN

(1)	Includes 3,000 shares of common stock held by Dr. Kukes’ spouse.
(2)

Includes options to purchase 13,333 shares of common stock held by Dr. Kukes’ spouse (3,333 of which have an exercise price of $1.39 per share and 10,000 of which have an exercise price of $1.68 per share) which have vested to Dr. Kukes’ spouse, and/or which vest in the 60 days from the date of this filing.

CUSIP No. 70532Y303	SCHEDULE 13D	Page 4 of 6

* Based on 85,790,267 shares of common stock issued and outstanding as of September 26, 2022, as confirmed by the Issuer’s transfer agent on such date.

CUSIP No. 70532Y303	SCHEDULE 13D	Page 5 of 6

This Amendment No. 9 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on July 10, 2018, as amended by the Amendment No. 1 thereto, filed with the Commission on September 11, 2018, the Amendment No. 2 thereto, filed with the Commission on October 26, 2018 the Amendment No. 3 thereto, filed with the Commission on December 26, 2018, the Amendment No. 4 thereto, filed with the Commission on February 19, 2019, the Amendment No. 5 thereto, filed with the Commission on March 5, 2019, the Amendment No. 6 thereto, filed with the Commission on May 22, 2019, the Amendment No. 7 thereto, filed with the Commission on September 19, 2019, and the Amendment No. 8 thereto, filed with the Commission on February 1, 2022 (such Schedule 13D as amended to date, the “Schedule 13D”), by SK Energy LLC, a Delaware limited liability company (“SK Energy”), and Dr. Simon G. Kukes (“Kukes”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

This Amendment is being filed to reflect the acquisition by Kukes of additional shares of common stock of the Issuer since the filing of Amendment No. 8 to the Schedule 13D.

For purposes of this Amendment, each of Kukes and SK Energy are a “Reporting Person” and collectively, the “Reporting Persons.”

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, $0.001 par value per share (“Common Stock”) of PEDEVCO Corp. (the “Company” or the “Issuer”). The principal executive offices of the Issuer are located at 575 N. Dairy Ashford, Energy Center II, Suite 210, Houston, Texas 77079.

Item 3. Source of Amount of Funds or Other Compensation

Item 3 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Schedule 13D):

This Amendment reports the purchase by Kukes in open market transactions from May 28, 2022 through September 27, 2022, of 1,197,366 shares of the Issuer’s Common Stock as described on Schedule A.

Item 5. Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety to read:

(a) and (b) The aggregate number of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the voting thereof, shared power to vote or to direct the voting thereof, sole power to dispose or to direct the disposition thereof, or shared power to dispose or to direct the disposition thereof, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by this reference thereto.

(b) Kukes may be deemed to have shared power with SK Energy, to vote and dispose of the securities reported in this Schedule 13D beneficially owned by SK Energy. Kukes may also be deemed to have shared power with his spouse, to vote and dispose of the securities reported in this Schedule 13D beneficially owned by his spouse.

(c) See Item 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Persons, except in connection with the 3,000 shares of common stock owned by Dr. Kukes’ spouse (and options held by such spouse).

 (e) N/A.

CUSIP No. 70532Y303	SCHEDULE 13D	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2022

SK Energy LLC

/s/ Dr. Simon G. Kukes
Dr. Simon G. Kukes
Manager
Dated: September 27, 2022
/s/ Dr. Simon G. Kukes
Dr. Simon G. Kukes

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

SCHEDULE A

Title of Security	Date of Purchase	Shares Purchased	Price Per Share
Common Stock	5/18/2022	200,000	$1.1835(1)
Common Stock	5/19/2022	100,000	$1.2439(2)
Common Stock	5/26/2022	200,000	$1.2738(3)
Common Stock	5/27/2022	200,000	$1.2671(4)
Common Stock	9/19/2022	150,716	$1.04
Common Stock	9/20/2022	51,903	$1.021(5)
Common Stock	9/26/2022	187,648	$0.982
Common Stock	9/27/2022	107,099	$1.0273(6)
		1,197,366

1.	This transaction was executed in multiple trades at prices ranging from $1.179 to $1.188, inclusive. The price reported above reflects the weighted average sales price.
2.	This transaction was executed in multiple trades at prices ranging from $1.22 to $1.26, inclusive. The price reported above reflects the weighted average sales price.
3.	This transaction was executed in multiple trades at prices ranging from $1.257 to $1.283, inclusive. The price reported above reflects the weighted average sales price.
4.	This transaction was executed in multiple trades at prices ranging from $1.263 to $1.273, inclusive. The price reported above reflects the weighted average sales price.
5.	This transaction was executed in multiple trades at prices ranging from $1.018 to $1.029, inclusive. The price reported above reflects the weighted average sales price.
6.	This transaction was executed in multiple trades at prices ranging from $1.027 to $1.028, inclusive. The price reported above reflects the weighted average sales price.

The Reporting Persons hereby undertake to provide upon request to the Securities and Exchange Commission staff, the Issuer or a security holder of the Issuer, full information regarding the number of shares and prices at which the transaction was effected.